Exhibit 4.1

CLASS A PREFERRED SHARES

1.

Class of Shares.  A total of 1,000,000 Class A Preferred shares of the Company, no par value (hereinafter referred to as the “Class A Preferred Shares”).

2.

 Rank.  The Class A Preferred Shares shall, with respect to rights (including to redemption payments) upon liquidation, dissolution or winding-up of the affairs of the Company, rank pari passu with the Ordinary Shares on an as-converted basis into Ordinary Shares.

3.

Dividends.  Dividends as and when declared on the Ordinary Shares may be declared and paid on the Preferred Shares from funds legally available therefore as and when determined by the Board of Directors, it being the intent that the Preferred Shares shall, with respect to the payment of dividends, rank pari passu with the Ordinary Shares on an as-converted basis into Ordinary Shares; provided, however, that the Preferred Shares shall not be eligible to receive any, or participate in the dividends of US$1,000,000 in cash and up to 2,295,500 warrants to purchase Ordinary Shares (the “Initial Dividend”) to be declared and paid to holders of Ordinary Shares post-Merger by the Company in accordance with the terms of that certain Agreement and Plan of Reorganization, by and among the Company, FTWA Orchid Merger Sub LLC, Orchid Island Capital, Inc., Bimini Capital Management, Inc., Bimini Advisors, LLC and FWAC Holdings Limited, dated July 26, 2012.

4.

Liquidation Preference. The Preferred Shares, in case of the voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company (a “Liquidation Event”), shall share ratably in such distribution of assets on an as-converted basis into Ordinary Shares, and with all of the same rights, privileges and restrictions thereto.

5.

Conversion.

(a)

Right to Convert. Each Holder shall have the right to convert, at any time after the established and announced record date for the Initial Dividend and from time to time thereafter, all or any part of the Preferred Shares held by such Holder into such number of fully paid Ordinary Shares (the “Conversion Shares”) as is determined in accordance with the terms hereof (a “Conversion”).

(b)

Conversion Notice. In order to convert Preferred Shares, a Holder shall send to the Company by facsimile transmission, at any time prior to 3:00 p.m., Eastern Time, on the Business Day (as used herein, the term “Business Day” shall mean any day except a Saturday, Sunday or day on which banks in New York, New York are closed in the ordinary course of business) two (2) Business Days prior to the date on which such Holder wishes to effect such Conversion (the “Conversion Date”), a notice of conversion in substantially the form attached as Annex I hereto (a “Conversion Notice”), stating the number of Preferred Shares to be converted, and a calculation of the number of Ordinary Shares issuable upon such Conversion in accordance with the formula set forth in paragraph 5(c) below setting forth the basis for each component thereof. The Holder shall promptly thereafter send the Conversion Notice and the certificate or certificates (if applicable) in respect of the Preferred Shares being converted to the Company. Such Preferred Shares shall be converted into Ordinary Shares by the repurchase by the Company of such Preferred Shares and the immediate re-issue to the Holder of such number of Ordinary Shares as the Holder shall be entitled in accordance with this paragraph 5, whereupon the Preferred Shares repurchased shall be cancelled and shall not thereafter be reissued.  The Company shall issue a new certificate for Preferred Shares to the Holder in respect of any Preferred Shares not converted in the event that less than all of the Preferred Shares represented by a certificate are converted; provided, however, that the failure of the Company to deliver such new certificate shall not affect the right of the Holder to submit a further Conversion Notice with respect to such Preferred Shares and, in any such case, the Holder shall be deemed to have submitted the original of such new certificate at the time that it submits such further Conversion Notice. Except as otherwise provided herein, upon delivery of a Conversion Notice by a Holder in accordance with the terms hereof, such Holder shall, as of the applicable Conversion Date, to the fullest extent allowed by the Act be deemed for all purposes to be the registered holder of the Ordinary Shares to which such Conversion Notice relates. In the case of a dispute between the Company and a Holder as to the calculation of the Conversion Price or the number of Conversion Shares issuable upon a Conversion (including, without limitation, the calculation of any adjustment to the Conversion Price following any adjustment thereof), the Company shall issue to such Holder the number of Conversion Shares that are not disputed within the time periods specified in paragraph 5(d) below and shall submit the disputed calculations to a certified public accounting firm (other than the Company’s regularly retained accountants) within two (2) Business Days following the Company’s receipt of such Holder’s Conversion Notice. The Company shall cause such accountant to calculate the Conversion Price as provided herein and to notify the Company and such Holder of the results in writing no later than three (3) Business Days following the day on which such accountant received the disputed calculations (the “Dispute Procedure”). Such accountant’s calculation shall be deemed conclusive absent manifest error. The fees of any such accountant shall be borne by the party whose calculations were most at variance with those of such accountant.

 (c)

Number of Conversion Shares. The number of Conversion Shares to be delivered by the Company to a Holder for each Preferred Share a Holder properly indicates on the Conversion Notice that such Holder desires to convert pursuant to a Conversion shall be equal to ten (10), subject to adjustment pursuant to paragraph 5(e) below (the “Conversion Price”).

(d)

Delivery of Conversion Shares. The Company shall, no later than the close of business on the third (3rd) Business Day following the later of the date on which the Company receives a Conversion Notice from a Holder by facsimile transmission pursuant to paragraph 5(b), above, and the date on which the Company receives the related Preferred Shares certificate (such third Business Day, the “Delivery Date”), issue and deliver or cause to be delivered to such Holder the number of Conversion Shares determined pursuant to paragraph 5(c) above; provided, however, that any Conversion Shares that are the subject of a Dispute Procedure shall be delivered no later than the close of business on the third (3rd) Business Day following the determination made pursuant thereto.

(e)

Adjustments. The Conversion Price shall be subject to adjustment from time to time in the event that the number of outstanding Ordinary Shares is increased by a bonus issue of Ordinary Shares (other than the Initial Dividend), or by a division of Ordinary Shares, or decreased by a share combination of Ordinary Shares, or other similar event. In such case, on the effective date of such bonus issue, division, combination, or similar event, the number of Conversion Shares issuable on conversion of each Class A Preferred Share shall be increased, or decreased, in proportion to such increase, or decrease, in outstanding Ordinary Shares.

6.

Voting Rights. Each Preferred Share in the Company confers on the Holder the right to vote at a meeting of the members of the Company or on any resolution of the members of the Company on an as-converted basis into Ordinary Shares.

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